UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SUNESIS PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
867328502
(CUSIP Number)
October 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	867328502	13G	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON Venrock Associates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,998,990[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,998,990[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,998,990[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%[3]

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates and Venrock Associates II, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of 819,590 shares of common stock issuable upon exercise of warrants owned by Venrock Associates and exercisable within 60 days of December 31, 2009 and 1,179,400 shares of common stock issuable upon exercise of warrants owned by Venrock Associates II, L.P. and exercisable within 60 days of December 31, 2009.
3 This percentage is calculated based upon 35,902,603 shares of the Issuer’s common stock outstanding as of December 23, 2009, as set forth in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 24, 2009.

CUSIP No.	867328502	13G	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON Venrock Associates II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,998,990[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,998,990[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,998,990[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%[3]

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates and Venrock Associates II, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of 819,590 shares of common stock issuable upon exercise of warrants owned by Venrock Associates and exercisable within 60 days of December 31, 2009 and 1,179,400 shares of common stock issuable upon exercise of warrants owned by Venrock Associates II, L.P. and exercisable within 60 days of December 31, 2009.
3 This percentage is calculated based upon 35,902,603 shares of the Issuer’s common stock outstanding as of December 23, 2009, as set forth in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 24, 2009.

CUSIP No.	867328502	13G	Page	4	of	7	Pages
     Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”) and Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York (“Venrock II” and collectively with Venrock, the “Venrock Entities”) in respect of shares of common stock of Sunesis Pharmaceuticals, Inc.

Item 1(a)	Name of Issuer: Sunesis Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 395 Oyster Point Boulevard Suite 400 South San Francisco, CA 94080

Item 2(a)	Name of Person Filing: Venrock Associates Venrock Associates II, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

Item 2(c)	Citizenship:
                   Each of Venrock and Venrock II are limited partnerships organized in the State of New York.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number 867328502

Item 3	Not applicable.

Item 4	Ownership
                   (a) and (b) Venrock beneficially owns 819,590 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 31, 2009, or 2.2% of the outstanding shares of common stock. Venrock II owns 1,179,400 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 31, 2009, or 3.1% of the outstanding shares of common stock.

CUSIP No.	867328502	13G	Page	5	of	7	Pages
                   (c) Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 1,998,990 shares of the common stock and shared power to dispose or to direct the disposition of 1,998,990 shares of the common stock.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8	Identification and Classification of Members of the Group:
                 This Schedule is being filed pursuant to Rule 13d-1(c). The identities of each of the Venrock Entities are stated in Item 2(a).

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certification
                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	867328502	13G	Page	6	of	7	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2010	VENROCK ASSOCIATES VENROCK ASSOCIATES II, L.P.
	By:	A General Partner

	By:	/s/ David L. Stepp
Authorized Signatory

CUSIP No.	867328502	13G	Page	7	of	7	Pages

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to Rule 13d-1(k)(1) among Venrock Associates and Venrock Associates II, L.P.